Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Advantage Energy Income Fund acquires Sound Energy Trust through a business combination

    CALGARY, July 9 /CNW/ - Advantage Energy Income Fund (TSX: AVN.UN,
NYSE: AAV) ("Advantage" or the "Fund") and Sound Energy Trust (TSX: SND.UN)
("Sound") are pleased to announce that their respective boards of directors have approved a business combination of Sound and Advantage. The combined trust will continue to operate under the name Advantage Energy Income Fund, and will be led by the existing Advantage management team.
    The transaction will be accomplished through a Plan of Arrangement (the
"Arrangement") by the exchange of each Sound trust unit ("Sound Unit") for
0.30 of an Advantage trust unit ("Advantage Unit") or, at the election of the holder of Sound Units, $0.66 in cash and 0.2557 of an Advantage Unit. In addition, all Sound Exchangeable Shares will be exchanged for Advantage Units on the same ratio based on the conversion ratio in effect at the effective date of the Arrangement. The transaction exchange ratio reflects a premium to
Sound Unitholders of 11.3% based on the respective closing price for each trust on July 6, 2007.
    The transaction is accretive to Advantage's Unitholders on a production, cash flow, reserves and net asset value basis and will significantly increase
Advantage's tax pool position to a total of approximately $1.6 billion, and
Safe Harbour expansion room is anticipated to be approximately $2.0 billion.
Sound's higher oil weighting, synergy with many of Advantage's core properties and significant undeveloped land holdings of approximately 400,000 net undeveloped acres will further enhance the operating platform of Advantage.
Sound Unitholders will receive a significant premium to recent trading prices and the opportunity to participate in a larger, more liquid entity with long-life, high-netback assets leading to better diversification. The combined trust will have an estimated enterprise value of $2.7 billion and maintain the current Advantage distribution of $0.15 per unit per month.
    Successful completion of the Arrangement is subject to stock exchange, court and regulatory approvals and the approval by at least two-thirds of
Sound's Unitholders and Sound Exchangeable Shareholders. It is anticipated that the Sound Unitholder meeting required to approve the Arrangement will be held, and the Arrangement is expected to close, in September 2007, and that
Sound Unitholders will receive Advantage's September distribution payable on
October 15, 2007. An information circular prepared by Sound is expected to be mailed to Sound Unitholders in early August 2007.

    <<
    Benefits of the Transaction

    -  Accretive to Advantage Unitholders on a production, cash flow, reserves and net asset value per unit basis while offering Sound
       Unitholders a significant premium to recent trading prices and the opportunity to participate in an entity with complementary long-life, high-netback assets and improved sustainability;

    -  Improves Advantage's payout ratio;

    -  Excellent property fit among Advantage's and Sound's core areas provides substantial operating synergies for the proforma trust. The combined entity will have a significant prospect inventory and an undeveloped land position of approximately 760,000 net acres, providing significant growth opportunities, complementary
       winter/summer drilling programs, a reduction in general administration costs, and further control and synergies in the common combined properties;

    -  All Unitholders will benefit through the addition of Sound's tax pools of approximately $418 million, a 35% increase, for combined tax pools in excess of approximately $1.6 billion, which will be one of the highest in the sector relative to market capitalization;

    -  The combined entity is estimated to have a 2007 exit rate production of approximately 35,000 to 36,500 boe/d weighted 65% natural gas and
       35% light oil and NGLs and have an enterprise value of approximately
       $2.7 billion, greatly enhancing liquidity to Sound Unitholders;

    -  The Arrangement will provide Sound Unitholders with greater exposure to U.S. capital markets through Advantage's NYSE listing, an increased weighting in the Canadian indices, as well as greater access to capital;

    -  The combined entity will have a Proved plus Probable Reserve Life
       Index ("RLI") of approximately 11.8 years using estimated 2007 exit rate production and December 31, 2006 reserves;

    -  Sound's 2007 natural gas hedging of approximately 54% of their net production at a floor price of $7.87/Mcf provides further cash flow protection and complements Advantage's active hedging program

    Upon closing of this transaction, the pro forma entity is expected to have the following key parameters:

                                                                   Advantage
                                                                   Pro Forma
    Key Operating and Financial Information             Acquisition of Sound
    -------------------------------------------------------------------------
    Estimated 2007 exit rate production (boe/d)(1)           35,000 - 36,500
                                                             65% Natural Gas
                                                            35% Oil and NGLs

    Estimated operating costs ($/boe)                       $11.50 to $12.50
    Estimated royalty rates                                             ~20%

    Reserve Estimates(2)
      Proved (MMboe)                                                    98.7
      Proved plus Probable (MMboe)                                     153.7
    Reserve Life Index (Proved plus Probable)(3)                 ~11.8 years

    Estimated 2007 Capital Program                       $145 - $165 million

    Net Undeveloped Land                                       760,000 acres

    Bank Debt at March 31, 2007                               $461.9 million

    Convertible Debentures at March 31, 2007                  $278.3 million

    Estimated Enterprise Value                                  $2.7 billion

    Monthly distribution per Trust Unit                                $0.15

    Estimated Trust Units outstanding(4)                         135 million
      at the Arrangement closing date

    (1) Subject to commodity price trends and remaining year capital allocation
    (2) Based on the evaluations of the independent engineering evaluators of both Advantage and Sound as at December 31, 2006 (compliant with
        National Instrument 51-101)
    (3) Using estimated exit rate production
    (4) Based on all unit transaction.
    >>

    Andy Mah, President & COO of Advantage, and Tom Stan, President & CEO of
Sound, commented: "We are very excited by the strong synergies that the respective asset bases and combined corporate strategies will provide.
Advantage's high quality assets have desirable long-life characteristics and plentiful drilling opportunities which, when combined with Sound's complementary properties and operational synergies, will create a very attractive vehicle to deliver unitholder value."

    Board Recommendations

    The Board of Directors of both Advantage and Sound have approved the
Arrangement. The Board of Directors of Sound has concluded that the transaction is in the best interest of the Sound Unitholders and has resolved to recommend that unitholders of Sound vote their units in favour of the
Arrangement. All the Directors of Sound have agreed to support the transaction.
    The Arrangement prohibits Sound from soliciting or initiating any discussion regarding any other business combination or sale of material assets, contains provisions to Advantage to match competing, unsolicited proposals and, subject to certain conditions, provides for a $12 million termination fee.

    Financial Advisors

    FirstEnergy Capital Corp. is acting as exclusive financial advisor to
Sound with respect to this transaction and has advised the Board of Directors of Sound that subject to review of definitive legal agreements, they are of the opinion, as of the date hereof, that the consideration to be received by the Sound Unitholders is fair, from a financial point of view, to Sound
Unitholders.

    Joint Conference Call

    The management of Advantage and Sound will host a joint conference call to discuss the proposed transaction on Monday, July 9, 2007 beginning at
11:30 a.m. Mountain Standard Time (1:30 p.m. Eastern Standard Time). The
conference call can be accessed toll-free at 1.800.732.9303 or, in the Toronto area, at 416.644.3424. A replay of the call will be available for 14 days and can be accessed toll-free at 1.877.289.8252 or, in the Toronto area, at
416.640.1917. To access the replay, please enter pass code 21240229, followed by the pound sign. A live web cast of the conference call will be accessible via the Internet on Advantage's Web site at www.advantageincome.com and on
Sound's Web site at www.soundenergytrust.com.

    Advisory

    BOEs may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

    The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's and Sound's control, including: the impact of general economic conditions;
industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's and Sound's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage and
Sound will derive from them. Except as required by law, Advantage and Sound undertake no obligation to publicly update or revise any forward-looking statements.

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Advantage Energy Income Fund: Investor
Relations, Toll free: 1-866-393-0393, 3100, 150 - 6th Avenue SW, Calgary,
Alberta, T2P 3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web site:
www.advantageincome.com, Email: advantage(at)advantageincome.com; Sound Energy
Trust: Tom Stan, President and CEO, Steve Bjornson, Senior Vice President and
CFO, Phone: (403) 218-3600 or Anne-Marie Buchmuller, Manager, Investor
Relations, Phone: (403) 218-3664, Toll-free: 1-888-414-4144, Cell: (403)
472-0053, Email: investorrelations(at)soundenergytrust.com, Web site:
www.soundenergytrust.com/
    (AVN.UN. AAV SND.UN.)

CO:  SOUND Energy Trust; Advantage Energy Income Fund; SET Resources

CNW 08:30e 09-JUL-07